Exhibit 99.2

ITEM 8 INFORMATION:

The Reporting Persons are making this single, joint filing because they are members of a “group” for purposes of Rule 13d-5 of the Exchange Act. The members of this group are as follows:

1.	MBX Capital, LLC

2.	Manoj Bhargava

3.	Simplify Inventions, LLC

4.	Innovation Ventures, LLC

5.	Hans Singapore Investments Pte. Ltd.